Exhibit 99.1

NEWS RELEASE

News Release 2007-08		March 30, 2007

Queenstake’s Fourth Quarter and 2006 Results

Denver, Colorado – March 30, 2007 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) reported a net loss of $20.8 million for the full year 2006. Cash flow from operations before working capital changes totaled $5.1 million for 2006. Cash and cash equivalents at year-end were $6.6 million.

Gold production was 169,851 ounces for the full-year 2006, of which production from Jerritt Canyon mined ore was 153,581 ounces; the remaining production was from ore purchased from Newmont.  Cash operating costs for 2006 were $533 per ounce.

Jerritt Canyon operating costs showed improvement in the fourth quarter of 2006 as a result of the cost reduction measures implemented in late September 2006. The cost initiatives completed included discontinuing the services of a higher cost underground mining contractor; reduction by 11% of the workforce; reorganizing and centralizing the maintenance department; removing from service the high-hours, high-maintenance cost mining equipment; and deferring the production of ore from below the water table at the Smith Mine.

During the fourth quarter of 2006, gold production was 45,776 ounces, of which Jerritt Canyon mined ore production was 36,398 ounces; the remaining production was from ore purchased from Newmont. Cash operating costs per ounce for the fourth quarter of 2006 were $545 per ounce, 18% lower than the third quarter of 2006. Compared with the year ago quarter, cash operating costs were 32% higher in the fourth quarter of 2006, due to decreased ore tons mined, decreased ore grade, mill mechanical issues discussed under “Operations Review” below and increasing fuel, labor and commodity prices.

As announced on March 22, 2007, the Company and YGC Resources Ltd. (YGC) have completed all due diligence requirements and signed a definitive agreement to combine the companies to form Yukon-Nevada Gold Corporation, subject to shareholder, court and regulatory approvals and certain other conditions precedent, including a minimum Cdn$80.0 million net proceeds financing to be completed by YGC for the benefit of Yukon-Nevada. The meetings for the respective shareholders to consider and vote on the proposed combination are scheduled for May 18, 2007.

Operating Highlights	4Q 2006	4Q 2005	Full Year Ending 12/31/06	Full Year Ending 12/31/05
Gold ounces produced(1)	45,776	45,555	169,851	204,091
Gold ounces sold(1)	44,929	46,828	167,762	202,684
Average realized gold price ($/oz)	$615	$485	$609	$445
Cash operating costs per ounce(2)	$545	$413	$533	$386
Ore tons mined	199,219	223,060	777,836	959,099
Tons processed	253,945	211,587	973,593	1,106,937
Grade processed (opt)(3)	0.22	0.25	0.21	0.22
Process recovery	85.6%	86.8%	86.2%	86.6%

Financial Review

All amounts in this news release are in US dollars, unless otherwise stated. The Company reported a net loss of $20.8 million for 2006 compared with a net loss of $19.7 million for 2005. For 2006, revenues of $102.2 million were generated from the sale of 167,762 ounces of gold at an average realized gold price of $609 per ounce. Also during 2006, the Company generated $0.7 million in revenue from the processing of loaded carbon for Newmont.  Revenues for 2005 were $90.2 million generated from the sale of 202,684 ounces at an average realized gold price of $445 per ounce.

Cash operating costs of $533 per ounce for 2006 reflected production shortfalls as well as increases in basic commodity prices. During 2006, cash operating costs were negatively impacted by $3.2 million in increased commodity costs, including fuel, electric power, commodities and freight, $2.1 million in higher labor costs from wage increases and higher than anticipated overtime, and $3.1 million from increased contractor costs. These factors accounted for increases in cash operating costs per ounce totaling $48 for 2006.

Depreciation and accretion charges were $19.0 million for 2006, compared with $17.2 million in 2005. Exploration expenses for 2006 and 2005 were $4.9 million and $3.9 million, respectively. General and administrative costs were $4.4 million for 2006 compared to $4.9 million in 2005. The Company invested $31.9 million in the Jerritt Canyon mines during 2006, compared with $19.7 million in 2005. Significant capital investments during 2006 included $8.4 million spent for a state-mandated new evaporation pond, underground mine development, and in purchasing and refurbishing plant and equipment.

At December 31, 2006, the Company had a working capital deficit of $12.4 million, compared to positive working capital of $4.8 million at December 31, 2005. The year-end 2006 working capital deficit was primarily due to the liability related to purchased ore stockpile inventories, increased trade payables and decreased cash and cash equivalents. At December 31, 2006, there were approximately $8 million of trade payables incurred for the evaporation pond, which were paid down during the first quarter of 2007 using proceeds of a bridge loan financing facility.  Jerritt Canyon finished the year with an estimated 11,900 contained gold ounces in Jerritt Canyon ore and an estimated 37,000 contained gold ounces in ore purchased from Newmont in stockpiles adjacent to the mill.

As stated in the January 15, 2007 news release, the Company closed the secured convertible bridge loan financing facility of $8 million with Auramet Trading LLC. Auramet and the Company have recently reached agreement to extend the payment date of the facility by one month to May 31, 2007. The borrowed funds, less costs of the transaction, primarily paid the costs of the new evaporation pond at the Jerritt Canyon operations which was mandated by the Nevada Department of Environmental Protection (NDEP).  The Company is pursuing reimbursement for such costs under its reclamation insurance policy with American International Specialty Lines Insurance Company, a subsidiary of AIG (the Insurer), but the timing and receipt of such reimbursement is uncertain.  (Also refer to the Company’s news release of January 22, 2007 pertaining to the Company’s lawsuit against the Insurer.)

For the year ended December 31, 2006, the Company’s net loss of $20.8 million, the accumulated deficit of $103.7 million and the working capital deficit of $12.4 million led to a going concern disclosure under Canadian and US generally accepted accounting principles, as described in Note 1 of the Notes to the Company’s Consolidated Financial Statements for such year, as filed with the Canadian securities commissions and the US Securities and Exchange Commission.  The Company’s ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon, among other things, the resumption of full mill processing capacity during the second quarter of 2007, further extension, payment or conversion of the Auramet loan facility and either successful completion of the proposed merger with YGC or the raising of additional financing.

Operations Review

Full-year 2006 gold production from Jerritt Canyon mined ore was 153,581 ounces, excluding production from ore purchased from Newmont, as compared to 204,091 ounces produced in 2005.

Lower production in 2006 was due to ongoing mechanical issues at the mill and declining ore tons mined, caused by delays in accessing ore from the Smith Mine and Zone 1 of the SSX Mine.  The Smith Mine was adversely affected by water inflows in excess of the capacity of the pumping system to dewater.  The SSX Mine experienced grade declines from higher mining dilution as a result of the mining of smaller, less contiguous ore blocks.  Production from below the water table at the Smith Mine and from Zone 1 of the SSX Mine has been deferred and is not planned during 2007. The Murray Mine was shut down in the second quarter of 2006.

Total ore tons processed in 2006 were 973,593, a decline of 12% from 2005.  The reduction in tonnage is due to a combination of fewer ore tons mined, ongoing mill mechanical issues and the Company’s original plan to scale-back roaster operations in early 2006.  The grade of Queenstake ore milled increased to 0.23 ounce of gold per ton, a 5% improvement from 2005.

The table below summarizes production results for both Jerritt Canyon mined ore and ore purchased from Newmont.

	Year ended December 31, 2006
	Jerritt Canyon ore	Newmont ore	Total
Tons processed	792,959	180,634	973,593
Grade processed (opt)	0.23	0.10	0.21
Process recovery	85.8%	90.4%	86.2%
Gold ounces produced	153,581	16,270	169,851

Processed ore tonnage and gold production for the full-year 2006 were unfavorably impacted as the Company made the decision to run the mill at a reduced capacity in order to minimize the risk of further mill pinion and bull gear mechanical issues.  A new mill pinion gear was installed in April 2006 and the bull gear was turned over and several cracked teeth repaired at that time.  However, through the third quarter of 2006, the new pinion gear exhibited a high degree of wear and pitting and elevated gear surface temperatures, posing risk of failure and potential collateral damage if the mill had continued to run at full capacity. As a result, the mill ran at 75% capacity through most of the second half of 2006 in order to avoid potential damage to the pinion and bull gears.  A replacement new bull gear has been completed and is being shipped from Australia for delivery early in the second quarter. The estimated schedule to complete the annual mill maintenance and bull gear change in the second quarter will require a 10-day shutdown of the mill. During the scheduled mill down-time, the mines will continue to produce ore and accumulate the ore in stockpiles adjacent to the mill that will then be processed during the remainder of 2007.

Capitalized mine development of 7,083 feet during the year was essentially on 2006 plan, as the mining emphasis shifted to short-term production.  Two mining contractors that had been dedicated to development were phased-out during the year and internal crews were assigned to those headings.

During the fourth quarter of 2006, the Jerritt Canyon mining operations completed 2.8 million man hours without a lost time accident, while the mill achieved a million man hours without a lost time accident.

Outlook

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007.  Upon completion of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, and exploration and capital investment expenditures, in order to deliver maximum value from the Jerritt Canyon operation and assets.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from two underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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(1) The Company’s production and sales for the fourth quarter of 2006 included 9,378 ounces of gold from ore purchased from Newmont.

(2) Cash operating costs per ounce is a non-GAAP measure intended to complement conventional GAAP reporting. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Please refer to the Company’s Management Discussion and Analysis on file at www.sedar.com and www.sec.gov for further information.

(3) The average grade of ore processed was impacted by the lower grade of ore purchased from Newmont. Refer to the table on page 3 of this news release for a production summary of Jerritt Canyon ore and ore purchased from Newmont.

(4) The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and regarding Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) projections of future gold production, investments in exploration and capital and operational improvements, (ii) estimates of mill shut down and refurbishment, and (iii) statements relating to the pending combination of the Company and YGC.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks, risks relating to the completion of the pending combination with YGC and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED  STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	For the Years Ended December 31,
(In Thousands of U.S. Dollars, except per share amounts)	2006	2005

Revenues	$102,910	$90,174
Costs and expenses
Cost of sales	93,389	80,268
Depreciation, depletion and amortization	19,016	17,194
Non-hedge derivatives	207	2,647
Exploration	4,899	3,880
General and administrative	4,418	4,915
Accretion of reclamation and mine closure liability	1,192	1,174
Stock-based compensation	1,176	579
	124,297	110,657
Loss from operations	(21,387)	(20,483)

Interest expense	368	413
Other income, net	(897)	(937)
Foreign exchange (gain) loss	(109)	(213)
Gain on disposal of assets	(102)	(75)
Write down of assets	197	—
	(543)	(812)
Net loss	$(20,844)	$(19,671)

Net loss per share - basic and diluted	$(0.04)	$(0.04)

Weighted average number of shares outstanding (000’s) - basic	573,152	509,274

CONSOLIDATED STATEMENTS OF DEFICIT

	For the Years Ended December 31,
(In Thousands of U.S. Dollars)	2006	2005

Deficit, beginning of year	$(82,860)	$(63,189)
Net Income (loss)	(20,844)	(19,671)
Deficit, end of year	$(103,704)	$(82,860)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2006 and 2005

(In Thousands of U.S. Dollars)	December 31, 2006	December 31, 2005
ASSETS
Current assets
Cash and cash equivalents	$6,580	$10,225
Trade and other receivables	726	463
Inventories	34,196	6,519
Marketable securities	13	13
Prepaid expenses	1,896	1,499
Total current assets	43,411	18,719

Restricted cash	27,035	27,165
Mineral property, plant and equipment, net	51,491	45,692
Other assets	1,254	1,763
Total assets	$123,191	$93,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$52,386	$11,063
Other current liabilities	3,381	2,846
Total current liabilities	55,767	13,909

Other long-term obligations	1,997	2,117
Reclamation and mine closure	22,606	26,382
Total liabilities	80,370	42,408

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 583,706,489 (2005 - 550,021,360)	143,442	131,804
Contributed surplus	3,069	1,973
Warrants	14	14
Deficit	(103,704)	(82,860)
Total shareholders’ equity	42,821	50,931
Total liabilities and shareholders’ equity	$123,191	$93,339

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	For the Years Ended December 31,
(In Thousands of U.S. Dollars)	2006	2005
OPERATING ACTIVITIES
Net loss	$(20,844)	$(19,671)
Non-cash items:
Depreciation, depletion and amortization	19,016	17,194
Interest accretion and deferred financing costs	—	—
Write down of mineral property, plant and equipment	197	—
Gain on disposal of assets	(102)	(75)
Inventory valuation adjustments	3,575	—
Amortization of deferred charges	—	1,903
Accretion of reclamation and mine closure liability	1,192	1,174
Write down of non-hedge derivatives	207	2,647
Stock-based compensation	1,176	579
Foreign exchange (gain) loss	(109)	(213)
Loss on sale of marketable securities	—	45
Warrants issued for services	—	14
	4,308	3,597

Reclamation costs incurred	(968)	(558)
Deferred revenue	1,731	—
Changes in non-cash working capital:
Inventories	(30,317)	(1,435)
Accounts receivable and prepaid accounts	461	(1,178)
Accounts payable and accruals	43,124	(8,098)
Cash provided by (used in) operating activities	18,339	(7,672)

INVESTING ACTIVITIES
Mineral property, plant and equipment expenditures	(31,916)	(19,662)
Purchase of non-hedge derivatives	—	(1,242)
Environmental risk transfer program	—	—
Proceeds from sale of assets	121	93
Notes receivable	—	—
Sale of marketable securities	—	442
Restricted cash	130	(786)
Other, net	—	—
Cash used in investing activities	(31,665)	(21,155)

FINANCING ACTIVITIES
Common shares issued, net of costs	11,559	30,393
Term loan	—	—
Notes payable and leases	(1,794)	2,527
Other	(84)	—
Cash provided by (used in) financing activities	9,681	32,920

Net increase (decrease) in cash and cash equivalents	(3,645)	4,093
Cash and cash equivalents, beginning of year	10,225	6,132
Cash and cash equivalents, end of year	$6,580	$10,225

Cash paid for interest	$322	$413